FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20-F       X                Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	(English Translation) Amendment to Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 19, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Reasons

On May 2, 2008, Nomura Holdings, Inc. amended its Annual Securities Report for the year ended March 31, 2007, and filed its amendment of the Annual Report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act of Japan.

Revised item

Item 4. Company Information

6. Status of Corporate Governance

(Before amendment)

(Omitted)

Decision-Making Body for Dividends and Other Particulars

(Omitted)

(Not Applicable)

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

(Omitted)

(After amendment)

(Omitted)

Decision-Making Body for Dividends and Other Particulars

(Omitted)

Limitation of Liabilities of Directors and Executive Officers

In order for directors and executive officers of the Company to fully exercise the roles expected of them, the Company stipulates in its “ARTICLES OF INCORPORATION” that pursuant to the provision of Article 426, Paragraph 1 of the Companies Act of Japan (the “Companies Act”) it may, by resolutions of the board of directors, release directors (including former directors) and executive officers (including former executive officers) as defined in Article 423, Paragraph 1 of the Companies Act from liabilities for damages to the extent permitted by laws or ordinances.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

(Omitted)